UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2017

Commission File Number 1-37459

YULONG ECO-MATERIALS LIMITED

Eastern End of Xiwuzhuang Village

Jiaodian Town, Xinhua Area

Pingdingshan, HenanProvince

People’s Republic of China 467091

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YULONG ECO-MATERIALS LIMITED.

Date: June 16, 2017	By:	/s/ Yulong Zhu
Yulong Zhu, Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Notice of Annual General Meeting

Exhibit 99.2	Form of Proxy for Annual Meeting of Shareholders

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